Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended August 31,
	2012	2011
Net income	$1,205	$1,695
Income tax expense, net	4	8

Income before income taxes	1,209	1,703

Fixed charges
Interest expense, net	259	273
Interest portion of rent expense (a)	15	16
Capitalized interest	14	16

Total fixed charges	288	305

Fixed charges not affecting earnings
Capitalized interest	(14)	(16)

Earnings before fixed charges	$1,483	$1,992

Ratio of earnings to fixed charges	5.1	6.5

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.